UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial Condition and Results of Operations

On May 28, 2025, Wing Yip Food Holdings Group Limited, a company with limited liability incorporated in Hong Kong (the “Company”), released its interim report, including the related unaudited and unreviewed consolidated financial statements of the Company, for the three months ended March 31, 2025 (the “Interim Report”).

The Interim Report and accompanying consolidated interim financial statements are unreviewed and unaudited and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements may not include all disclosures required by U.S. GAAP for interim financial statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim report of the Company for the three months ended March 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WING YIP FOOD HOLDINGS GROUP LIMITED

By:	/s/ Xiantao Wang
Xiantao Wang
Director and Chairman of the Board

Date: May 28, 2025

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